Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges (dollar amounts in thousands):

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before provision for income taxes	$240,214	$192,719	$159,280	$114,072	$50,476
Add: Fixed charges	131,281	111,949	91,259	73,308	50,288
Less: Undistributed earnings (losses) from equity method investees	—	—	39	(321)	—
Total earnings	$371,495	$304,668	$250,500	$187,701	$100,764
Fixed charges:
Interest expense	$46,804	$37,784	$35,006	$30,220	$25,916
Estimate of interest expense within rental expense	84,477	74,165	56,253	43,088	24,372
Total fixed charges	$131,281	$111,949	$91,259	$73,308	$50,288
Ratio of earnings to fixed charges	2.8	2.7	2.7	2.6	2.0